DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 www.dlapiper.com Drew M. Valentine drew.valentine@us.dlapiper.com T 512 457 7019
May 3, 2024
Via Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Robert Littlepage, Accounting Branch Chief
Joseph Kempf, Senior Staff Accountant
Kathryn Jacobson, Senior Staff Accountant
Jan Woo, Legal Branch Chief
Matthew Crispino, Staff Attorney

Re:	Silvaco Group, Inc.
Amendment No. 2 to Form S-1
Filed on April 30, 2024
File No. 333-278666
Ladies and Gentlemen:
On behalf of Silvaco Group, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by comment letter dated May 1, 2024 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, which has been provided to address the Staff’s comment. The bold and numbered paragraph below corresponds to the numbered paragraph in the Comment Letter and is followed by the Company’s response.
Amendment No. 2 to Form S-1 Filed on April 30, 2024
Preliminary Results for the Three Months Ended March 31, 2024 (Unaudited), page 8
1.    We note your disclosure of a preliminary estimated range of operating income for the quarter ended March 31, 2024. Tell us whether you have available preliminary estimates of net income (loss) for the quarter ended March 31, 2024. If so, please disclose or explain to us your consideration of why such disclosure would not be appropriate.

Division of Corporation Finance
May 3, 2024

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 8 of Amendment No. 3 to provide preliminary estimates of net income.
* * * *

Division of Corporation Finance
May 3, 2024

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7019, or in my absence, my partner Gurpreet S. Bal at (650) 833-2155, if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Drew M. Valentine

Drew M. Valentine
Partner
DLA Piper (US) LLP

Enclosures

cc:	Dr. Babak A. Taheri (Silvaco Group, Inc.)
Gurpreet S. Bal (DLA Piper LLP (US))